TASEKO ANNOUNCES INTENTION TO LIST ON THE LONDON STOCK EXCHANGE

  Taseko is in the process of seeking a listing on the Main Market of the London Stock Exchange, with approval anticipated prior to the end of 2019
  This listing is expected to raise Taseko’s profile in global investment markets and broaden access to copper focused institutional investors

October 22, 2019, Vancouver, BC – Taseko Mines Limited (TKO:TSX; TGB:NYSE American) ("Taseko" or the "Company"), a North American focused copper producer and developer, is pleased to announce its intention to seek a listing of the Company’s shares on the London Stock Exchange ("LSE") Main Market. Subject to the required regulatory approvals from the Financial Conduct Authority and the LSE, including publication of a Prospectus, admission to the LSE is expected to occur before the end of 2019. The Company is not intending to raise capital in conjunction with the LSE admission.

Russell Hallbauer, Chief Executive Officer of Taseko, commented.
"It is with great pleasure that we are announcing our strategic move into the broad London market. The solid base of copper production and cash flow from our Gibraltar Mine, combined with near-term production from our Florence Copper Project, presents an excellent investment opportunity currently unavailable to generalist investors in the UK and Europe."

"Given the quality of our North American asset base, and the near-term development of Florence Copper that will transform Taseko into a multi-asset, low cost producer, we feel the timing is right to list on the LSE. Although we are not raising funds as part of the LSE listing, we believe this initiative will enhance our profile in international capital markets, widen our investor base and attract further institutional ownership to our shareholder register."

London Stock Exchange Listing

The London Stock Exchange was established in 1698 and has long been home to some of the world’s largest and best-known mining companies. Admission of Taseko’s shares to the Main Market of the LSE will provide the Company with access to a highly liquid market and a larger pool of active investors who have a long and established history of investing in mining stocks. These investors have a deep understanding of the North American operating environment, but limited exposure to mid-tier copper producers in low risk jurisdictions.

The application for listing the Company’s Shares and the LSE Admission will not affect Taseko's current listing on the Toronto Stock Exchange and the NYSE American exchange.

Taseko will keep the market informed of progress on the LSE Admission.

About Taseko Mines Limited

Taseko is a North American focused copper producer and developer that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits. The Company’s sole operating asset is the 75% owned Gibraltar Mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns 100% of the Florence Copper Project in the United States, which it is advancing towards production.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations on +1-778-373-4533 or toll free +1-877-441-4533

Russell Hallbauer
Chief Executive Officer and Director

UK Financial Public Relations
Tavistock	+44 (0) 207 920 3150
Charles Vivian / Gareth Tredway

Financial Advisors
Velocity Trade Capital Limited	+1 (416) 323 2153
Rusty Bell / Daniel Belchers

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to the ability to complete the LSE Admission.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.